EXHIBIT 99.1

eFuture Information Technology Inc.

A1103, A1105, A1106-07, Building A, Chengjian Plaza

No. 18 Beitaipingzhuang Road

Haidian District

Beijing 100088, People’s Republic of China

To the shareholders of eFuture Information Technology Inc.	November 20, 2015 Beijing, China

To our shareholders:

It is my pleasure to invite you to attend our 2015 Annual Meeting of Shareholders on December 31, 2015, at 10:00 a.m., Beijing time. The meeting will be held at our company’s office at A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing 100088, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of 2015 Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY TELEPHONE, THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. WE MUST RECEIVE YOUR PROXY BY 5:00 P.M. BEIJING TIME ON DECEMBER 30, 2015 IN ORDER FOR IT TO BE COUNTED, AND WE MUST RECEIVE ANY REVOCATION OF YOUR PROXY AT OR BEFORE THIS SAME TIME IN ORDER FOR THE REVOCATION TO BE EFFECTIVE. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Troe Wen
Troe Wen Secretary

eFuture Information Technology Inc.

A1103, A1105, A1106-07, Building A, Chengjian Plaza

No. 18 Beitaipingzhuang Road

Haidian District

Beijing 100088, People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 31, 2015

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of eFuture Information Technology Inc. will be held on December 31, 2015 at 10:00 a.m., Beijing time, at our offices located at A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing 100088, People’s Republic of China, for the following purposes:

1. To elect three (3) Class I directors, Roger Zhang, Roy Zhou and Ming Zhu to serve until the annual meeting of shareholders in 2018 or until their successors are duly elected and qualified.

2. To ratify the appointment of Grant Thornton China as the Company’s independent registered public accounting firm.

3. To approve the change of our company’s name from “eFuture Information Technology Inc.” to “eFuture Holding Inc.” and to make such changes to our memorandum and articles of association as may be necessary to reflect the change of name.

4. To approve the increase of the share capital from US$500,000 (divided into 6,613,756 ordinary shares with a nominal or par value of US$0.0756 each) to US$1,512,000 (divided into 20,000,000 ordinary shares with a nominal or par value of US$0.0756 each) and to make such changes to our memorandum and articles of association as may be necessary to reflect the increase of the share capital.

5. To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares at the close of business on November 19, 2015 are entitled to vote at the annual general meeting and any adjournment or postponement thereof, in accordance with the terms herein described.

FOR THE BOARD OF DIRECTORS

/s/ Adam Yan
Adam Yan Chairman

Beijing, China

November 20, 2015

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

EFUTURE INFORMATION TECHNOLOGY INC.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our Board of Directors for use at the annual general meeting of shareholders to be held on December 31, 2015 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing 100088, People’s Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about November 20, 2015. We must receive any proxy by 5:00 p.m. Beijing time on December 30, 2015 in order for it to be counted.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, par value $0.0756 per share (“ordinary shares” or “shares”), by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Troe Wen, our Secretary. We must receive any written revocation or change of proxy by 5:00 p.m. Beijing time on December 30, 2015 in order for the revocation to be effective.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on November 19, 2015 are entitled to vote at the annual general meeting. As of November 19, 2015, 4,862,851 of our ordinary shares were issued and outstanding. The presence of at least fifty percent of our eligible shares in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting. If we do not have a quorum at the annual general meeting, the meeting, if convened upon the requisition of shareholders, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the Board of Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be taken by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

Our company will bear the costs of soliciting proxies. Our directors, officers and regular employees may solicit proxies, without additional compensation, in person or by telephone or electronic mail. We will furnish copies of solicitation materials to banks, brokerage houses, fiduciaries and custodians holding in their names our shares or beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our shares for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” each of the three (3) nominees for director, approval of ratification of the appointment of the independent registered public accounting firm, approval of change of the Company’s name, approval of increase of the share capital; and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares will not be voted if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. However, election of directors is no longer considered routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

Approval of Proposals

In order to be “approved”, the proposals to be considered at the Annual Meeting of shareholders must receive a sufficient number of votes in favor of approval, which amount varies according to the proposal. In particular, the proposals require the following number of votes:

Proposal 1. The nominees receiving a majority of “FOR” votes will be elected as director. Shares not voted will have no impact on the election of directors. Any proxy given will be voted “FOR” each of the nominees for director listed on the proxy unless a properly executed proxy card is marked “WITHHOLD” as to a particular nominee or nominees for director.

Proposal 2. The rectification of appointing Grant Thornton China as the Company’s independent registered public accounting firm requires that a majority of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

Proposal 3. The approval of change the Company’s name from “eFuture Information Technology Inc.” to “eFuture Holding Inc.” requires that two thirds (2/3) of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

Proposal 4. The approval of increase the share capital from US$500,000 (divided into 6,613,756 ordinary shares with a nominal or par value of US$0.0756 each) to US$1,512,000 (divided into 20,000,000 ordinary shares with a nominal or par value of US$0.0756 each) requires that a majority of the votes cast at the meting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

Other Matters. If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2016 annual general meeting must be received by August 2, 2016 at A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing 100088, People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each of the nominees listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an annual retainer fee of $10,000 per year, $2,000 for each of two regularly scheduled Board of Directors meetings attended per year, and $100 for each specially called conference call meeting attended. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and our company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and our director independence standards. We believe that our company meets the independence standards adopted by the Securities and Exchange Commission (“SEC”) and the NASDAQ Capital Market.

What role does the Corporate Governance Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Corporate Governance Committee are to (i) assess the performance of the Board; and (ii) consider and make recommendations to the Board with respect to the nominations or elections of directors and other governance issues. In addition to identifying potential nominees for the Board, the Corporate Governance Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Corporate Governance Committee’s charter is available in print upon request. The Corporate Governance Committee’s charter is also available on our website at www.e-future.com.cn. The Corporate Governance Committee of the Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Corporate Governance Committee independent?

Yes. All members of the Corporate Governance Committee have been determined to be independent by the Board of Directors.

How does the Corporate Governance Committee identify and evaluate nominees for director?

The Corporate Governance Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified our company that they do not wish to stand for re-election. The Corporate Governance Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although we did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Corporate Governance Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience relating to our company and our business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management.

What are the Corporate Governance Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Corporate Governance Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of our company at our business address:

●	a recommendation that identifies the name and address of the shareholder and the person to be nominated;
●	documentation establishing that the shareholder making the recommendation is an eligible shareholder;
●	the written consent of the candidate to serve as a director of our company, if elected; and
●	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made.

If the candidate is to be evaluated by the Corporate Governance Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of our company, a completed statement regarding conflicts of interest, and a waiver of liability for background check from the candidate.

What are the minimum qualifications required to serve on the Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Corporate Governance Committee:

●	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
●	A director must be prepared to represent the best interests of all shareholders, and not just one particular constituency;
●	A director must have a record of professional accomplishment in his or her chosen field; and
●	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other characteristics does the Corporate Governance Committee consider?

The Corporate Governance Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has broad-based experiences to make informed decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

Does our company have a Code of Conduct?

Our company has adopted a Code of Conduct, which is applicable to all of our directors, officers and associates, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Conduct is available in print upon request. Our Code of Conduct is also available on our website at www.e-future.com.cn.

How often did the Board meet in fiscal 2014?

The Board of Directors met 7 times during fiscal 2014. Each committee of the Board of Directors met at least 2 times during fiscal 2014. Each incumbent director attended at least 75% of the meetings of the Board of Directors and of the standing committees of which he or she was a member during fiscal 2014. We have not adopted a formal policy regarding Board of Directors attendance at annual meetings of shareholders.

How may shareholders communicate with the Board of Directors as a whole, individual Board committees, or individual members of the Board of Directors?

Shareholders and others who are interested in communicating directly with the Board as a whole, a Board committee or individual members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or inappropriate behavior, may do so by writing to the directors at the following address:

Board of Directors, Board Committee(s) and/or or Individual Director(s)

c/o Secretary

eFuture Information Technology Inc.

A1103, A1105, A1106-07, Building A, Chengjian Plaza,

No. 18 Beitaipingzhuang Road, Haidian District

Beijing 100088, People’s Republic of China

All communications will be compiled by the Secretary and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

Are there presently any vacancies on the Board?

       There are currently 7 directors of the Company and there are no vacancies on the Board.

What are the committees of the Board?

During fiscal 2014, the Board of Directors had standing Audit, Corporate Governance, and Compensation Committees. The members of each of the committees, their principal functions and the number of meetings held during the fiscal year ended December 31, 2014 are shown below.

Compensation Committee

For the fiscal year ended 2014, the Compensation Committee consisted of John Dai (Chair), David Ren and Ming Zhu.

The Compensation Committee held 2 meetings during the fiscal year ended December 31, 2014. The Compensation Committee’s charter is available on our website at www.e-future.com.cn and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;
●	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers;
●	Making recommendations to the Board of Directors regarding all contracts of our company with any officer for remuneration and benefits after termination of regular employment of such officer;
●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and
●	Administering our formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While our executives will communicate with the Compensation Committee regarding executive compensation issues, the executive officers do not participate in any executive compensation decisions.

Audit Committee

The Audit Committee of the Board of Directors is composed of three directors, each of whom is an “independent director” as that term is defined under NASDAQ Stock Market listing standards.

For the fiscal year ended 2014, the Audit Committee consisted of David Ren (Chair), John Dai and Ming Zhu.

The Audit Committee held 2 meetings during the fiscal year ended December 31, 2014. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of our company’s financial statements and the independence of its external auditors. Our company believes that each of the members of the Audit Committee is “independent,” and Mr. Zhang qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of our company;
●	Meet with the independent auditors and management of our company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;
●	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of our company. The Audit Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;
●	Review the internal accounting function of our company, the proposed audit plans for the coming year and the coordination of such plans with our independent auditors;
●	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;
●	Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of our financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;
●	Review accounting and financial human resources and succession planning within our company;
●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and
●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Corporate Governance Committee

For the fiscal year ended 2014, the Corporate Governance Committee consisted of Ming Zhu (Chair), John Dai and David Ren.

The Corporate Governance Committee held 2 meetings during the fiscal year ended December 31, 2014. All members of the Corporate Governance Committee are independent; as such term is defined by the NASDAQ Capital Market listing standards. The Corporate Governance Committee undertakes to:

●	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of our company;
●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;
●	Oversee the process of evaluation of the performance of the Board of Directors and committees;
●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;
●	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and
●	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

As of November 19, 2015, the Compensation Committee consisted of John Dai (Chair), Ming Zhu and Roy Zhou; the Audit Committee consisted of Roger Zhang (Chair), John Dai and Roy Zhou; the Corporate Governance Committee consisted of Ming Zhu (Chair), Roger Zhang and Roy Zhou.

PROPOSAL 1

ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES

Nominees for election as Class I members of the Board of Directors to serve three year terms expiring in 2018:

Roger Zhang

Age – 55
Independent Director, Chair of Audit Committee, Member of Compensation Committee and Corporate Governance Committee

Mr. Roger Zhang, a U.S. Certified Public Accountant, is the Chief Financial Officer of EMAR Online Technology. Before joining EMAR, he served as Chief Financial Officer of China TransInfo Technology Corp., Ltd from 2011 to 2014. From July 2009 to December 2010, Mr. Zhang worked as the Chief Financial Officer of China Vocational Training Holdings Co., Ltd. From August 2007 to August 2008, Mr. Zhang worked as the Chief Financial Officer of Taizinai Group, a major company in China’s beverage market. From July 2005 to July 2007, Mr. Zhang was the Asia Pacific Controller of DraftFCB as well as the Asia Pacific Lead Area Controller of Interpublic Group of Companies, Inc. (DraftFCB's parent company), one of the world’s largest advertising and marketing services companies. From January 2004 to July 2005, Mr. Zhang was a Senior Analyst and Project Leader at MCI, Inc., now a telecommunications subsidiary of Verizon Communications Inc., a global broadband and telecommunications company. From July 1997 to January 2004, Mr. Zhang worked in several finance and accounting positions in the United States, including as a Senior Analyst in Atlanta at ACSI Network Technologies, a telecommunications company that specialized in fiber optic broadband services; Senior Auditor at Union Camp Corporation and International Paper, an American pulp and paper company and as a Staff Auditor at Deloitte & Touche's Atlanta, Georgia office. Mr. Zhang holds an MBA in accounting degree from J. Mack Robinson School of Business, Georgia State University, and Master of Arts in Economics from Georgia State University, and Master of Sciences in Environmental Science from East China Normal University in Shanghai. Mr. Zhang is an ideal professional to advice on the financing and operation of eFuture with his expertise on financing and extensive management experience.

Roy Zhou

Age – 45
Independent Director, Member of Audit Committee, Compensation Committee and Corporate Governance Committee

Mr. Roy Zhou, currently serves as the CEO of Yoyi digital Inc., a leading provider in the multi-screen programmatic buying platform in China. Before joining Yoyi in 2011, Mr. Zhou served as the Head of Google AdSense from 2006 to 2011 in the Asia Pacific region Previous to Google, Roy worked as the regional manager of 3Com Asia from 1999 to 2003, and was in charge of overall service business in the North Asia region, which included Mainland China, Hong Kong, Taiwan, and South Korea. Prior to 3Com, Roy was the Business Development Manager of Sun Microsystems China from 1996 to 1999, and was responsible for cultivating the service market, increasing revenue, developing channel strategy, and managing key partners. After college, Roy spent a few years with the Ministry of Water Resources of the Chinese Government from 1991 to 1995, helping build the national flood control and dispatch system to improve the efficiency of flood control. He holds a Master of Business Administration of Haas School of Business, University of California-Berkeley. Mr. Roy Zhou’s rich work experience and in-depth knowledge of advertising is of significant value to the development of eFuture.

Ming Zhu
Independent Director, Chair of Corporate Governance Committee, Member of Compensation Committee
Age – 56

Mr. Zhu has served as a director since 2005, and he has been an international business consultant with RMCC International, Inc., a Richmond, Virginia based import/export consulting firm, since 1994. Mr. Zhu holds a bachelor's degree in English from Beijing Second Foreign Languages Institute and a master's degree in tourism and business from Virginia Commonwealth University. Mr. Zhu draws on his extensive business and consulting background to offer advice on best practices, business development and expansion.

For other continuous directors not standing for re-election, please see their information (including name, age, position and service term) disclosed in the Form 20-F filed with the SEC on April 30, 2014.

THE BOARD RECOMMENDS A VOTE “FOR”

THE ELECTION OF EACH OF THESE

NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL 2

RECTIFICATION OF GRANT THORNTON CHINA AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(ITEM 2 ON THE PROXY CARD)

The Audit Committee has appointed Grant Thornton China to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2014.

The Company has been advised by Grant Thornton China that neither the firm nor any of its associates had any relationship with the Company other than the usual relationship that exists between independent registered public accounting firms and their clients during the last fiscal year. Representatives of Grant Thornton China are expected to attend the Annual Meeting with the opportunity to make a statement and/or respond to appropriate questions from shareholders present at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE “FOR” RETAINING GRANT THORNTON CHINA AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL 3

CHANGE OF CORPORATE NAME

(ITEM 3 ON THE PROXY CARD)

Under the laws of the Cayman Islands, a company may change its name by special resolution. A special resolution requires the approval of two-thirds of the votes cast at a meeting of our shareholders. In order to change our name, we will need to amend our memorandum and articles of association to reflect our new name. In addition, we would make other consequential changes, such as changing our website address and information on record with the NASDAQ Capital Market to reflect our new name.

Our Board of Directors has recommended that our corporate name be changed from “eFuture Information Technology Inc.” to “eFuture Holding Inc.” to better reflect the strategic direction and business scope of the Company.

The approval of the change of our name requires that two-thirds (2/3) of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

The affirmative vote of the holders of a two-thirds (2/3) of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this Proposal Three. Unless otherwise indicated, the shares represented by the proxies being solicited will be voted FOR the change of our corporate name from “eFuture Information Technology Inc.” to “eFuture Holding Inc.”.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE “FOR” THE CHANGE OF OUR CORPORATE NAME
AND THE RELATED AMENDMENT
OF OUR ORGANIZATIONAL DOCUMENTS.

PROPOSAL 4

INCREASE OF THE SHARE CAPITAL FROM US$500,000 (DIVIDED INTO 6,613,756

ORDINARY SHARES WITH A NOMINAL OR PAR VALUE OF US$0.0756 EACH)

TO US$1,512,000 (DIVIDED INTO 20,000,000

ORDINARY SHARES WITH A NOMINAL OR PAR VALUE OF US$0.0756 EACH)

(ITEM 4 ON THE PROXY CARD)

Currently we are authorized to issue up to 6,613,756 ordinary shares. As of November 19, 2015, 4,862,851 ordinary shares were issued and outstanding, 1,564,199 ordinary shares were reserved for issuance, such as the Share Incentive Plans, which include ordinary shares underlying unvested awards and ordinary shares remaining available for future issuance. Accordingly, 186,706 ordinary shares remain unissued and unreserved.

We desire to increase the number of ordinary shares available for issuance to ensure that enough ordinary shares will be available in the event that the Board of Directors determines that it is necessary or appropriate to raise additional capital through the sale of equity securities to meet the needs for the expansion and growth of the Company, to provide equity incentives to employees and officers, or for other corporate purposes. The Board of Directors believes that it is in our and our shareholders’ best interest to increase our authorized ordinary share capital to enable us to promptly respond to market conditions and favorable opportunities without the delay and expense associated with holding a special meeting of shareholders. The Board of Directors has no immediate plans, understandings, agreements or commitments to issue additional ordinary shares for any purpose not previously disclosed.

The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; (iii) diluting the earnings per share and book value per share of the outstanding ordinary shares; and (iv) making the payment of dividends on ordinary shares potentially more expensive.

Our Board of Directors has recommended increasing the share capital from US$500,000 (divided into 6,613,756 ordinary shares with a nominal or par value of us$0.0756 each) to US$1,512,000 (divided into 20,000,000 ordinary shares with a nominal or par value of US$0.0756 each).

The approval of the increase of the share capital requires that a majority of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this Proposal Four. Unless otherwise indicated, the shares represented by the proxies being solicited will be voted FOR the increase of the share capital from US$500,000 to US$1,512,000.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE “FOR” INCREASE OF THE SHARE CAPITAL
AND THE RELATED AMENDMENT
OF OUR ORGANIZATIONAL DOCUMENTS.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership as of November 19, 2015 (unless otherwise indicated) by:

●	All persons who are beneficial owners of five percent or more of our ordinary shares,
●	Each of our directors and executive officers, and
●	All current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other persons. Percentage of beneficial ownership is based on 5,359,565715 ordinary shares, which includes 4,862,851 ordinary shares currently outstanding and 496,714 restricted shares and options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

Amount of Beneficial Ownership (1)		Percentage Ownership (2)

Adam Yan (3)	751,532	14.02%
David Ren (4)	250,000	4.66%
Ping Yu (5)	127,000	2.37%
Dehong Yang (6)	*	*
Gene Xia	*	*
Qicheng Yang (7)	61,444	1.15%
HongjunZou (8)	184,157	3.44%
ZengqiangLan (9)	175,000	3.27%
Deliang Tong (10)	*	*
John Dai	*	*
Ming Zhu	*	*
All directors and executive officers as a group (11 people) (11)	1,619,083	30.21%

___________

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary share.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying currently exercisable options held by such person.
(3)	Includes (i) 591,428 ordinary shares; (ii) 152,604 ordinary shares through eFutureInc, whose beneficial owner is Adam Yan; (iii) currently exercisable 7,500 vested restricted shares held in the brokerage account of the administrator of the issuer’s share incentive plan.
(4)	Includes 250,000 ordinary shares.
(5)	Includes (i) 100,000 ordinary shares; (ii) currently exercisable 27,000 vested restricted shares held in the brokerage account of the administrator of the issuer’s share incentive plan.
(6)	Mr. Dehong Yang resigned on July 1, 2015.
(7)	Includes (i) 37,444 ordinary shares; (ii) currently exercisable 24,000 vested restricted shares held in the brokerage account of the administrator of the issuer’s share incentive plan.
(8)	Includes (i) 164,043 ordinary shares; (ii) currently exercisable 20,114 vested restricted shares held in the brokerage account of the administrator of the issuer’s share incentive plan.
(9)	Includes (i) 150,000 ordinary shares; (ii) currently exercisable 25,000 vested restricted shares and options held in the brokerage account of the administrator of the issuer’s share incentive plan.
(10)	Mr. Deliang Tong resigned on March 18, 2014.
(11)	Includes (i) 1,476,219 ordinary shares; (ii) currently exercisable 162,864 vested restricted shares and options held in the brokerage account of the administrator of the issuer’s share incentive plan.

Summary Compensation Table

The following table shows the estimated annual compensation paid by us to our executive officers and directors for the year ended December 31, 2014.

Annual Compensation for Year Ended December 31, 2014

Name	Salary		Bonus		All Other Compensation
Adam Yan		¥812,650		¥53,114	—
Chairman, Chief Executive Officer and Director
Dehong Yang		¥1,155,625		¥120,911	—
President
Deliang Tong (1)		¥120,000	¥		—
Ex-Director	$
Qicheng Yang		¥549,350		¥65,547	—
Chief Technology Officer
Hongjun Zou		¥628,050		¥64,336	—
Senior Vice President
Gene Xia		¥802,300		¥51,807	—
Senior Vice President
Zengqiang Lan		¥636,800		¥92,766	—
Senior Vice President
Tony Zhao (2)		¥364,035		¥39,835	—
CEO Assistant
Ping Yu (3)		¥284,497		—	—
Chief Financial Officer and Director
Ming Zhu		$11,200		—	—
Director
John Dai		$11,200		—	—
Director
Dennis O. Laing(4)		$10,000		—	—
Director
David Ren		$11,200		—	—
Director

____________

(1) Served as a Class I director through March 18, 2014.

(2) Served as CEO Assistant through December 31, 2014.

(3) Serve as Chief Financial Officer from October 10, 2014.

(4) Served as Class II director through August 22, 2014.

COMPENSATION REPORT FROM THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS

This report describes our company’s executive officer compensation strategy, the components of the compensation program, and the manner in which the 2014 compensation determinations were made for our Chief Executive Officer, David Ren, and our other executive officers (collectively, the “Executive Officers”).

The Compensation Committee is required to provide shareholders a report explaining the rationale and considerations that led to the fundamental executive compensation decisions affecting our Executive Officers. In fulfillment of this requirement, the Compensation Committee, at the direction of our Board of Directors, has prepared the following report for inclusion in this Proxy Statement. None of the members of the Compensation Committee is an Executive Officer or employee of our company.

The duties of the Compensation Committee include determining and approving the Chief Executive Officer’s compensation level, reviewing and making recommendations to the board with respect to other Executive Officers’ compensation, incentive-compensation plans and equity based-plans, and administering our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board.

On April18, 2001, we adopted the 2001 Option Plan (the “2001 Plan”), under which 59,063 stock options were granted to key employees, each with an exercise price of $4.71, a contractual life of 11 years and evenly vested over a five-year period.

Under the 2001 Plan, our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On January 31, 2007, we adopted the 2005 Option Plan Set One (the “2005 Plan I”), under which 65,875 stock options were granted to key employees (including directors and senior management who are key employees), each with an exercise price of $25.42, a contractual life of 10 years and evenly vested over a five-year period.

On September 17, 2007, we adopted the 2005 Option Plan Set Two (the “2005 Plan II”), under which 65,800 stock options were granted to key employees, each with an exercise price of $11.71, a contractual life of 10 years and evenly vest over a five-year period.

Under the 2005 Plan I and Plan II, our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On December 11, 2009, we adopted a share incentive plan (the “2009 Plan”), which provided for the granting of share incentives, including Incentive Stock Option (ISO) and restricted shares to our key employees. Under the 2009 Plan, 175,000 stock options were granted to our key employees with an exercise price of $6.55 and a contractual life of 10 years,84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, respectively, with no cash consideration. Pursuant to the 2009 Plan, options and restricted shares evenly vest over a three-year period with the first 25% vested on the date of grant.

The 2009 Plan is administered by our Nomination and Compensation Committee of the board of directors. The Nomination and Compensation Committee of the board of directors has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. Our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On December 20, 2011, our shareholders approved our 2011 Share Incentive Plan (the “2011 Plan”), which provides for the granting of equity incentives, including stock options and restricted shares to our key employees. We have reserved a total of 393,745 ordinary shares for grant under the 2011 Plan in accordance with its terms. A description of the 2011 Plan is set forth in Proposal 2 of the Notice of Annual Meeting of Shareholders and Proxy Statement for the 2011 Annual General Meeting, filed as Exhibit 99.1 to the Company’s report on Form 6-K filed on November 30, 2011, and is incorporated herein by reference.

On May 23, 2012, under the 2011 Plan, options to purchase 253,000 shares were granted to our key employees with an exercise price of $4.56 and a contractual life of 8.61 years, 134,000 restricted shares were granted to senior management for no cash consideration. Pursuant to the 2011 Plan, options and restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

The 2011 Plan is administered by our Nomination and Compensation Committee of the board of directors. The Nomination and Compensation Committee of the board of directors has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. Our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On May 23, 2012, stock options to purchase 8,000 shares were granted to our key employees under the 2005 Plan II with an exercise price of $4.56 and a contractual life of 2.61 years. Pursuant to the 2005 Plan II, such stock options were 100% vested on the date of grant.

On May 23, 2012, 3,000 restricted shares were granted to senior management under the 2009 Plan for no cash consideration. Pursuant to the 2009 Plan, such restricted shares were 100% vested on the date of grant.

On May 23, 2012, 51,000 restricted shares were granted to members of the board of directors under the 2009 Plan for no cash consideration. Pursuant to the 2009 Plan, such restricted shares were evenly vested over a three-year period with the first 25% vested on the date of grant.

On February 5, 2013, 10,000 restricted shares were granted to senior management under the 2011 Plan with no cash consideration. Pursuant to the 2011 Plan, such restricted shares were evenly vested over a three-year period with the first 25% vested on the date of grant.

On December 30, 2013, our shareholders approved our 2013 Share Incentive Plan (the “2013 Plan”), which provides for the granting of equity incentives, including stock options and restricted shares to our key employees. We have reserved a total of 387,454 ordinary shares for grant under the 2013 Plan in accordance with its terms. A description of the 2013 Plan is set forth in Proposal 2 of the Notice of Annual Meeting of Shareholders and Proxy Statement for the 2013 Annual General Meeting, filed as Exhibit 99.1 to the Company’s report on Form 6-K filed on November 20, 2013, and is incorporated herein by reference. As of December 31, 2013, no options or restricted shares were granted or issued.

The 2013 Plan is administered by our Nomination and Compensation Committee of the board of directors. The Nomination and Compensation Committee of the board of directors has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. Our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On December 25, 2014, under the 2013 Plan, options to purchase 296,000 shares were granted to key employees with an exercise price of $4.39 and a contractual life of 8 years, 44,454 restricted shares were granted to senior management with no cash consideration. Pursuant to the 2013 Plan, options and restricted shares were evenly vested over a three-year period with the first 25% vested on the date of grant.

On December 25, 2014, stock options to purchase 40,000 shares were granted to key employees under the 2009 Plan with an exercise price of $4.39 and a contractual life of 4 years. Pursuant to the 2009 Plan, such stock options were evenly vested over a three-year period with the first 25% vested on the date of grant.

On December 25, 2014, 25,000 restricted shares were granted to senior management under the 2009 Plan for no cash consideration. Pursuant to the 2009 Plan, such restricted shares were evenly vested over a three-year period with the first 25% vested on the date of grant.

On December 25, 2014, 68,004 restricted shares were granted to senior management under the 2011 Plan for no cash consideration. Pursuant to the 2011 Plan, such restricted shares were evenly vested over a three-year period with the first 25% vested on the date of grant.

The fundamental policy of the Board of Directors is to provide our Chief Executive Officer and other Executive Officers with competitive compensation opportunities based upon their contribution to the financial success of our company and their personal performance. It is the Board of Directors’ objective to have a substantial portion of each Executive Officer’s compensation contingent upon our company’s performance as well as upon his or her own level of performance. Accordingly, the compensation package for such Executive Officers is comprised of two elements: (i) base salary and (ii) long-term share-based incentive awards.

Base Salary.  The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the board deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the Board of Directors considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The Board of Directors also considers companies outside the industry which may compete with us in recruiting executive talent.

Long-Term Compensation.  The Board of Directors believes that share ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Share options are used to retain executives and motivate them to improve long-term share market performance. Factors considered in making an award of share options include the individual’s position in our company, his or her performance and responsibilities, and internal comparability considerations.

As a result of the provisions of 2005, 2009, 2011 and 2013 Plan, the options and restricted stock will provide a return to the Executive Officer only if the Executive Officer remains employed by our company during the vesting period, and then only if the market price of the underlying shares appreciates over the option term.

Compensation Committee

John Dai

Roy Zhou

Ming Zhu

AUDIT COMMITTEE REPORT

Our Audit Committee oversees the financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our independent auditor is responsible for expressing an opinion on the conformity of our company’s audited financial statements with generally accepted accounting principles. We appointed Grant Thornton China as our company’s independent auditor for 2014 after reviewing that firm’s performance and independence from management.

In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2014 Annual Report to Shareholders. We reviewed with our independent auditor its judgments as to the quality, not just the acceptability, of our company’s accounting principles and discussed with its representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent auditor its independence from management and our company and its affiliates, and received its written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent auditor are compatible with maintaining the auditor’s independence.

We also discussed with our independent auditor the overall scope and plans for its audit. We met with the independent auditor, with and without management present, to discuss the results of its examination, its evaluation of our company’s internal controls, and the overall quality of financial reporting.

In reliance upon the reviews and discussions referred to above, we recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2014, for filing with the SEC.

Audit Committee

Roger Zhang, Chair

John Dai

Roy Zhou

*  *  *

The foregoing Audit Committee and Compensation Committee Reports shall not be deemed “filed” under the Securities Act of 1933, as amended (the “Securities Act”) or Exchange Act, and shall not be deemed to be incorporated by reference in any previous or future documents filed by our company with the SEC under the Securities Act or the Exchange Act, except to the extent that our company specifically incorporates the Audit Committee or Compensation Committee Report by reference in any such document.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee has adopted procedures which set forth the manner in which the Audit Committee will review and approve all audit and non-audit services to be provided by the Company’s independent auditor before that firm is retained for such services. The pre-approval procedures are as follows:

●	Any audit or non-audit service to be provided to us by the independent auditor must be submitted to the Audit Committee for review and approval, with a description of the services to be performed and the fees to be charged.
●	The Audit Committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through the execution of an engagement letter for the services by a member of the Audit Committee.

DISCLOSURE OF FEES CHARGED BY INDEPENDENT AUDITOR

Audit Fees

For the years ended December 31, 2013 and 2014, we incurred in the aggregate amounts of RMB1,250,000and RMB1,280,000 (US$206,299), respectively, for the annual audit of our financial statements, which was billed by Grant Thornton China.

Audit Related Fees

There were no audit related fees incurred for fiscal years 2013 and 2014.

Tax and All Other Fees

We did not pay Grant Thornton China any fees for tax or other services for fiscal years 2013 and 2014, respectively.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors,

/s/ Adam Yan Adam Yan Chairman

Dated: November 20, 2015

EFUTURE INFORMATION TECHNOLOGY INC.
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 31, 2015
This Proxy is Solicited on Behalf of the Board of Directors

The undersigned shareholder of eFuture Information Technology Inc., a Cayman Islands corporation (the “Company”), acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, dated November 20, 2015, and hereby constitutes and appoints David Ren and Ping Yu, or either of them acting singly in the absence of the other, with full power of substitution in either of them, the proxies of the undersigned to vote with the same force and effect as the undersigned all shares of the Company’s ordinary shares which the undersigned is entitled to vote at the 2015 Annual Meeting of Shareholders to be held on December 31, 2015 (the “Annual Meeting”), and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said proxies may do or cause to be done by virtue thereof with respect to the following matters:

The undersigned hereby instructs said proxies or their substitutes:

1.	Elect as Directors the nominees listed below:

[ ]	Roger Zhang
[ ]	Roy Zhou
[ ]	Ming Zhu

Withhold authority for the following:

[ ]	Roger Zhang
[ ]	Roy Zhou
[ ]	Ming Zhu

2.	To ratify the appointment of Grant Thornton China as the Company’s independent registered public accounting firm.

FOR [ ]	AGAINST	[ ]	ABSTAIN	[ ]

To approve the change of our company’s name from “eFuture Information Technology Inc.” to “eFuture Holding Inc.” and to make such changes to our memorandum and articles of association as may be necessary to reflect the change of name.

FOR [ ]	AGAINST	[ ]	ABSTAIN	[ ]
To	approve the increase of the share capital from US$500,000 (divided into 6,613,756 ordinary shares with a nominal or par value of US$0.0756 each) to US$1,512,000 (divided into 20,000,000 ordinary shares with a nominal or par value of US$0.0756 each) and to make such changes to our memorandum and articles of association as may be necessary to reflect the increase of the share capital.

FOR [ ]	AGAINST	[ ]	ABSTAIN	[ ]

5.	In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting, and any adjournment or adjournments thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED; IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL NOMINEES AND FOR RECTIFICATION OF APPOINTING GRANT THORNTON CHINA AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FOR APPROVAL OF THE CHANGE OF OUR COMPANY’S NAME FROM “EFUTURE INFORMATION TECHNOLOGY INC.” TO “EFUTURE HOLDING INC.” AND FOR APPROVAL OF THE INCREASE OF THE SHARE CAPITAL FROM US$500,000 TO US$1,512,000. IN THEIR DIRECTION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

I (we) acknowledge receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement dated November 20, 2015, and ratify all that the proxies, or either of them, or their substitutes may lawfully do or cause to be done by virtue hereof and revoke all former proxies.

Please sign, date and mail this proxy immediately in the enclosed envelope.

Name _____________________________________

Name (if joint)_______________________________

Date _____________ , 2015

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope.